Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on Form F-10 (File No. 333-279789) and Form S-8 (File No. 333-267209) of Triple Flag Precious Metals Corp. of our report dated February 19, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 of this Form 6-K.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2025